Exhibit 21.1

List of Subsidiaries

Subsidiary Name	Location
ModSys International Ltd.	Israel
Liraz Systems Ltd.	Israel
Liraz Systems Export (1990) Ltd.	Israel
MS Modernisation Services UK, Ltd	United Kingdom
Modern Systems Corporation	Delaware, USA
Modsys – Modernization Services S.R.L.	Romania
MS Modernization Services, Inc.	USA
Blue Phoenix I-ter S.R.L.	Italy
Modern Systems LM Italy SRL	Italy